
05041666

SECURITIES AND EXCHANGE COMMISSION

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SEC FILE NUMBER
8-49205

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Triton Pacific Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2029 Century Park East, Suite 2910
(No. and Street)

Los Angeles, (City) California (State) 90067 (Zip Code)


SEC MAIL PROCESSING
RECEIVED
MAR 0 7 2005
WASH, D.C. 179 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Vogelzang 310-300-0834
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260 (Address) Los Angeles, (City) CA (State) 90064 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/28/05
S.S

OATH OR AFFIRMATION

I, Robert E. Davis, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triton Pacific Capital, LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Managing Partner

Title



BENKAI H. BOUEY
Comm. # 1519394
NOTARY PUBLIC - CALIFORNIA
Los Angeles County
My Comm. Expires October 15, 2008

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of **Cash Flows.**
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2004

TRITON PACIFIC CAPITAL, LLC
2029 CENTURY PARK EAST, SUITE 2910
LOS ANGELES, CALIFORNIA 90067

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR

Members
Triton Pacific Capital, LLC
Los Angeles, California

I have audited the accompanying statement of financial condition of Triton Pacific Capital, LLC as of December 31, 2004 and related statements of income (loss), changes in members' equity and cash flows for the year then ended. These financial statements are being filed based on Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Triton Pacific Capital, LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Triton Pacific Capital, LLC as of December 31, 2004 and the results of its operations, members' equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.



George Brenner, C.P.A.

Los Angeles, California
February 21, 2005

TRITON PACIFIC CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$ 280,143
Receivable – allowable – Contra	515,018
Receivable from related parties	3,105,423
Other receivables	2,315,785
Furniture & equipment, net of $45,000 accumulated depreciation	43,695
Other assets	693
Prepaid expenses	3,863
Deposits	58,260
Total assets	$6,322,880

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Accounts payable – Contra	$ 515,018
Accounts payable – related party	39,358
Income tax payable – LLC license	6,000
Total liabilities	560,376
Members' equity	5,762,504
Total liabilities and members' equity	$6,322,880

See accompanying notes to the financial statements.

TRITON PACIFIC CAPITAL, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004

Revenues	
Commissions	$3,534,366
Interest and dividends	2,174
Retainer income	95,000
Reimbursed expenses	69,228
Total revenue	3,700,768
Expenses – page 11	1,520,683
Income before income tax provision	2,180,085
Income tax provision	6,800
Net income	$2,173,285

See accompanying notes to the financial statements.

TRITON PACIFIC CAPITAL, LLC
STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

Balance, December 31, 2003	$ 3,892,518
Net income	2,173,285
Distributions	(303,299)
Balance, December 31, 2004	$ 5,762,504

See accompanying notes to the financial statements.

TRITON PACIFIC CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 2,173,285
Adjustments to reconcile net income (loss) used in operating activities:	
Receivable – Contra	(515,018)
Related parties	(1,428,404)
Other receivables	(345,785)
Accounts payable – Contra	515,019
Cash flows provided by operations	399,096
CASH FLOWS FROM INVESTING ACTIVITIES:	(4,562)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions	(303,299)
Net increase in cash and cash equivalents	91,235
Cash and cash equivalents at beginning of year	188,908
Cash and cash equivalents at end of year	$ 280,143
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid during the year for:	
Interest	$ --
Income tax	$ 6,800

See accompanying notes to the financial statements.

NOTE 1 - GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Triton Pacific Capital, LLC (the "Company:), was organized in the State of California on February 28, 1996 as a Limited Liability Company operating as a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company conducts business on a fully disclosed basis whereby the execution and clearnce of trades are handled by another broker/dealer. The Company does not hold customer funds and/or securities and is a member of the National Association of Securities Dealers, Inc. ("NASD") and Securities Investors Protection Corporation ("SIPC").

The Company sells real estate investment trusts (REIT) securities. The Company provides investment banking services to institutional customers.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture and equipment are recorded at cost. Depreciation is provided for by using the declining balance and straight line methods over estimated useful lives of five to seven years.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Advertising costs are expensed as incurred.

Other receivables represent commissions earned from investment banking transactions.

The Company with consent of its Members has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes in included in these financial statements. The State of California has similar treatment, although there exists a provision for a gross receipts tax and a minimum Franchise Tax of $800.

NOTE 2 – RECEIVABLES FROM RELATED PARTIES

These receivables are non-interest bearing, due on demand and un-collateralized. Receivables from related parties are:

TPCP	$2,970,501
Advances to Members	94,509
TPIM	9,163
Investment – TPIM	31,250
	$3,105,423

NOTE 3 – INCOME TAXES

The Company is subject to a limited liability company gross receipts tax, with a minimum provision of $800. For the year ended December 31, 2004, the Company recorded the minimum limited liability company income tax of $800 and gross receipts tax of $6,000.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company entered into a lease agreement for office space under a non cancelable lease which commenced October 1, 2003 and expires March 31, 2009.The future minimum lease expenses are:

December 31,	
2005	$ 206,573
2006	212,770
2007	219,153
2008	225,728
2009	232,499
	$1,096,723

Rent expense was 60,316 for the year ended December 31, 2004.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company allocates a variety of overhead related expenses, such as rent, telephone, etc. to another entity owned by the Company's Members, which operates in the same space as the Company. There is no formal written agreement on how much the allocation should be.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 5c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but on December 31, 2004, the Company had net capital of $234,575 which was $184,575 in excesss of its required net capital requirement of $50,000. The Company's ratio of aggregate indebtedness ($45,358) to net capital was 0.19 to 1.

NOTE 7 – EXEMPTION FROM THE SEC RULE 15C-3-3

Triton Pacific Capital, LLC is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Therefore, Triton Pacific Capital, LLC is exempt from provisions under the SEC Rule15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph K 2 ii.

TRITON PACIFIC CAPITAL, LLC
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2004

COMPUTATION OF NET CAPITAL

Total Assets		$ 6,322,880
Less: Total Liabilities		560,376
Net Worth		5,762,504
Less: Non Allowable Assets		
Related Parties	$3,105,423	
Other	903	
Fixed Assets	43,695	
Accounts Receivable – Other	2,315,785	
Prepaid Expenses	3,863	
Deposits	58,260	
Total Non Allowable Assets		(5,527,929)
Tentative Net Capital		234,575
Less: Haircut & Deduction		--
Net Capital		$ 234,575

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net capital requirements:	
Minimum dollar net capital required	$ 50,000
Excess Net Capital	$ 184,575
Aggregate Indebtedness ($560,376 less $515,018)	$ 45,358
Percentage of aggregate indebtedness to net capital	19.3%

The difference in net capital as computed and as reported by the Company in its FOCUS.

NONE REQUIRED

See accompanying notes to the financial statements.

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
Triton Pacific Capital, LLC
Los Angeles, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule of operating expenses for the year ended December 31, 2004 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.



George Brenner, CPA

Los Angeles, California
February 21, 2005

TRITON PACIFIC CAPITAL, LLC
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2004

Advertising	$ 15,678
Accounting	20,967
Automobile	15,570
Bank Charges	270
Association Dues	7,911
Employee Benefit Program	9,290
Insurance	2,405
Medical Plan	873
Miscellaneous	282
NASD Fees/Assessments	28,221
Office Expense	1,787
Supplies/Small Tools	9,981
Outside Services	8,439
Parking	12,338
Postage/Delivery	2,003
Printing	6,276
Professional Fees	1,473
Registrations	50
Rent	60,316
Repairs/Maintenance	745
Seminars/Conferences	7,445
Taxes/Licenses	1,078
Telephone	17,044
Taxi	9,196
Lodging	15,532
Meals/Entertainment	18,985
Gas	1,996
Travel	52,024
Wages/Others	1,191,446
Donations	289
Subscriptions	773
TOTAL OPERATING EXPENSES	$1,520,683

See accompanying notes to the financial statements.

PART II

TRITON PACIFIC CAPITAL, LLC

STATEMENT ON INTERNAL CONTROL

DECEMBER 31, 2004

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT ACCOUNT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

Members
Triton Pacific Capital, LLC
Los Angeles, California

In planning and performing my audit of the financial statements of Triton Pacific Capital, LLC (the "Company") for the year ended December 31, 2004, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;(2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2004 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the national Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.



George Brenner, CPA

Los Angeles, California
February 21, 2005